EXHIBIT 99.1

TTI Telecom to Report Third Quarter 2009 Financial Results on November 19, 2009

Conference Call Scheduled for 10:00 a.m. ET

ROSH HA'AYIN, Israel, Nov. 17, 2009 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL) ('TTI Telecom'), a global supplier of Operations Support Systems (OSS) to communication service providers, announced today that it will release the third quarter 2009 results on November 19, 2009.

Management will host a conference call at 10:00 a.m. ET for interested investors and analysts.

To participate in the live call, please dial the following teleconferencing numbers at least five minutes before the scheduled start time: (888) 229-0736 in the U.S., or (706) 679-0692 internationally. Participants will be asked to provide the following access code: 41165100.

For those unable to participate in the live call, a replay will be available two hours after the call's completion. To access the replay, please call (800) 642-1687 in the U.S., and (706) 645-9291 internationally. The access code for the replay is 41165100. The recording will be available from: 11/19/2009 11:30 to11/24/2009 23:59.

Additionally, a recording of the call will be available, twelve hours after the call's completion, as an MP3 file at www.tti-telecom.com.

About TTI Telecom:

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management. Anchored by market-leading service assurance solutions -- Fault Management (FaM) and Performance Management (PMM) -- that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and LTE Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

CONTACT:  TTI Team Telecom International Ltd.
          Rebecca (Rivi) Aspler, Investor Relations Director
          +972-3-926-9093
          Mobile: +972-54-777-9093
          Fax: +972-3-926-9574
          rebecca.aspler@tti-telecom.com